Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 21, 2020 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process management (BPM) services, today announced that the annual general meeting of its shareholders will be held on Thursday, September 24, 2020, beginning at 11:00 am G.M.T at Malta House, 36-38 Piccadilly, London, WIJ ODP. Shareholders can join the meeting virtually in “listen-only” mode via the internet at https://ir.wns.com/, or via phone at +1 (833) 425-0389 in the US or +1 (918) 398-4589 internationally with participant passcode 7581805. Please note that shareholders attending the meeting virtually will not be able to vote on the resolutions proposed at the meeting or ask questions, and will not be considered as attending the meeting for the purposes of Jersey law or the Company’s article of association.

The Company would like to ensure that Shareholders are able to exercise their right to vote notwithstanding the restrictions. A Shareholder authorized to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and to vote on his/her behalf. A Shareholder who wishes to vote should appoint the Chairman of the Annual General Meeting as his/her proxy, as any other proxy will not be permitted to attend the Annual General Meeting. A Form of Proxy should be completed in accordance with the instructions printed thereon.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2020 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2020 and the auditor’s report thereon, was filed with the Securities and Exchange Commission on May 1, 2020. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 21, 2020.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Mourant Secretaries (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands at Michael.Lynam@mourant.com (attention: Michael Lynam, telephone: +44 1534 676 091) or General Counsel Gopi.Krishnan@wns.com (attention: Gopi Krishnan).

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2020, WNS had 43,422 professionals across 61 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit at www.wns.com.

Investors Contact:

David Mackey

EVP – Finance & Head of Investor Relations

David.mackey@wns.com